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VIA ELECTRONIC MAIL AND EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street NE
Washington, D.C. 20549
Attention: Ms. Christina Chalk and Mr. Shane Callaghan

January 30, 2024

Re:
Concentra Biosciences, LLC
Theseus Pharmaceuticals, Inc.
Schedule TO-T Filed January 9, 2024
Filed by Concentra Merger Sub II, Inc., Concentra Biosciences, LLC,
Tang Capital Partners, LP, and Tang Capital Management, LLC
File No. 005-92944

Dear Ms. Chalk and Mr. Callaghan:

On behalf of Concentra Biosciences, LLC (the “Parent”), Concentra Merger Sub II, Inc. (“Purchaser”, and collectively with Parent, Tang Capital Partners, LP (“TCP”) and Tang Capital Management, LLC (“TCM”), the “Co-Offerors”), please find responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2024 (“Letter”), with respect to its Schedule TO-T filed on January 9, 2024 (the “Schedule TO”) and the Offer to Purchase, dated January 9, 2024 (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Concurrently with delivery of this letter, the Co-Offerors have filed updated Tender Offer Materials (the “Revised Tender Offer Materials”), including a Schedule TO-T/A and revised Offer to Purchase (the “Revised Offer to Purchase”), which reflect, among other things, revisions to address the Staff’s comments. The Revised Tender Offer Materials are also being disseminated to the stockholders of Theseus Pharmaceuticals, Inc. (the “Company”) on January 30, 2024.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Offer to Purchase and all capitalized terms used but not defined herein have the same meaning as in the Tender Offer Materials.

General

1.
Refer to the disclosure in the introductory section of the Offer to Purchase regarding the determination of the Additional Price Per Share. The disclosure states that “the Offer will remain open for at least ten (10) business days from the date the supplement or amendment to this Offer to Purchase that includes the finally determined Additional Price Per Share is filed with the SEC.” Rule 14e-1(b) requires that when a change in the offer consideration occurs, an offer must remain open for at least ten business days from the date “that notice of such increase or decrease is first published or sent or given to security holders.” Please revise your disclosure accordingly, and to describe how you will disseminate notice of the price change in addition to filing an amendment on EDGAR.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to clarify that the Offer will remain open for at least ten (10) business days from the date that the notice of such increase in consideration as a result of the determination of the Additional Price Per Share is first published or sent or given to security holders.   Parent and Purchaser also confirm to the Staff that in addition to distributing the revised Tender Offer Materials directly to security holders, Parent issued a press release announcing the determination of the Additional Price Per Share and the new expiration date for the Offer on January 30, 2024, a copy of which can be found as Exhibit (a)(5)(B) to the Schedule TO-T/A.

2.
We note the disclosure on page 4 of the Offer to Purchase that “the co-offerors estimate that the amount that will be payable under the CVRs is most likely $0.00 per CVR . . .”  Revise the Offer to Purchase generally to explain the basis for the co-offerors’ belief with respect to the CVRs.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to include the following language (see pages 5 and 6 of the Revised Offer To Purchase):

“The CVR Products are early-stage product candidates for which there are no plans to further advance in development. Theseus conducted an extensive business development process throughout 2023 in an effort to out-license, regionally or globally, THE-349, the most advanced CVR Product. Following outreach to more than 50 parties, Theseus received no proposals.”

“The co-offerors estimate that the amount that will be payable under the CVRs with respect to the Further Savings Proceeds is based on: (i) co-offerors’ extensive experience winding down biotechnology companies and clinical studies; and (ii) factors that may occur within 180 days following the Closing Date, such as the incurrence of unknown or unforeseen liabilities. The co-offerors believe that it is more likely than not that there are unknown and unforeseen liabilities that will arise during the 180 days following the Closing Date that would offset any potential Further Savings Proceeds.”

3.
Expand generally throughout the offer materials to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, including specific disclosure about the current status of the development of the CVR Products.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials (see pages 5 and 6 of the Revised Offer To Purchase and response to comment #2 above).

4.
Your disclosure regarding the calculation of the Additional Price Per Share is unclear as to the fact that it is capped at $0.15 per Share and on the basis for such cap. In this regard, we note that the definition of Closing Net Cash in the Merger Agreement does not appear to include a cap. The Merger Agreement references a Schedule I for the manner in which the Closing Net Cash is calculated, but that schedule is omitted from Exhibit (d)(1). Please revise the disclosure generally where the formula for calculating the Additional Price Per Share is set forth, to clearly state that regardless of the value yielded, the Additional Price Per Share will be capped at $0.15. In addition, explain the basis for this cap.

Response: In response to the Staff's comment, the Revised Tender Offer Materials reflect that the Additional Price Per Share has been determined at the maximum of $0.15 per share. Furthermore, the following disclosure has been added to the Revised Tender Offer Materials (see page 1 of the Revised Offer To Purchase):

“The maximum amount of $0.15 per Share with respect to the Additional Price Per Share was negotiated between the parties to the Merger Agreement based on Theseus’ estimated Closing Net Cash at the time of executing the Merger Agreement.”

5.
It appears that you have filed an Amended and Restated Investors’ Rights Agreement in response to Item 1011(a)(1) of Regulation M-A. That Item requires disclosure of any material agreement between an offeror and the subject company or their respective control persons. However, the Offer to Purchase does not describe the Investors’ Rights Agreement, so it is not clear how this agreement is responsive to Item 1011(a)(1). Please revise or advise.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the Schedule TO to remove the Amended and Restated Investors’ Rights Agreement as an exhibit thereto.  Parent and Purchaser confirm to the Staff that such agreement is not between an offeror and the subject company or their respective control persons and is not responsive to Item 1011(a)(1).

6.	In future filings, please avoid the excessive use of defined terms, which impacts shareholders’ ability to understand the terms of the Offer.

Response: Parent and Purchaser acknowledge the Staff’s comment.

Background of the Offer; Contacts with Theseus, page 16

7.
We note on page 17 of the Offer to Purchase that Parent, Purchaser, and Theseus, along with their respective representatives, exchanged drafts of the CVR Agreement, Limited Guaranty and Merger Agreement from December 20, 2023 to December 21, 2023. Please revise your disclosure in this section to provide more detail regarding any communications or negotiations concerning TCP providing the Limited Guaranty.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to include the following language (see pages 18 and 19 of the Revised Offer to Purchase):

“…including a representation by Parent and Purchaser regarding the concurrent delivery of an executed limited guaranty to guarantee Parent and Purchaser’s obligations under the Merger Agreement and the CVR Agreement…”

“Revisions to the Limited Guaranty included revisions to conform terms to the Merger Agreement.”

Summary of the Merger Agreement and Certain Other Agreements, page 34

8.
On pages 45-46 of the Offer to Purchase, you summarize the CVR Agreement. Please revise this disclosure to clarify the period for which CVR holders are entitled to Disposition Proceeds if a Disposition occurs during the Disposition Period. See the definition of “Expiration Date” in the CVR Agreement.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials as follows (see page 46 of the Revised Offer to Purchase):

“If a Disposition occurs during the Disposition Period, then the holders of CVRs will be paid the applicable Disposition Proceeds through the third (3rd) anniversary of the Closing Date and such payments will be made within 30 days following the receipt of Disposition Proceeds by Parent. With respect to any further savings, the holders of CVRs will be paid the applicable Further Savings Proceeds, if any, within 210 days of the Closing Date.”

9.
See above comment. Please also revise the summary of the CVR Agreement to indicate that the CVR Agreement may be amended without the consent of the CVR holders in certain circumstances. See Section 5.1 of the CVR Agreement.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to include the following language (see page 47 of the Revised Offer to Purchase):

“The Representative, Parent, Purchaser and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.”

10.
Refer to the following statement made on page 46 of the Offer to Purchase: “Parent’s and TCP’s obligations under the Confidentiality Agreement will expire one year after the date of the Confidentiality Agreement.” Please revise this disclosure to clarify that the non-solicitation provision of the Confidentiality Agreement survives the termination of the agreement. See Section 6 and 20 of the Confidentiality Agreement.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to include the following language (see page 47 of the Revised Offer to Purchase):

“The Confidentiality Agreement includes a 45-day standstill provision and an employee nonsolicitation provision. Parent and TCP’s obligations with respect to the non-solicitation provisions under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement.”

Source and Amount of Funds, page 46

11.
Refer to the following statement made on page 46 of the Offer to Purchase: “The funds to pay for all Shares accepted for payment in the Offer may be funded entirely with Theseus’ available cash” (emphasis added). Please revise to state the other source(s) of payment if all or a portion of the Cash Amount is not funded from Theseus’ available cash. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

Response: In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to include the following language (see page 48 of the Revised Offer to Purchase):

“The funds to pay for all Shares accepted for payment in the Offer may be funded entirely with Theseus’ available cash, or otherwise will be funded partially or entirely by available cash at Parent or Purchaser.”

12.
On page 47 of the Offer to Purchase you state that you “do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer.” However, on page 4 of the Offer to Purchase you state that “Parent’s and Guarantor’s financial condition could deteriorate such that they would not have the necessary cash or cash equivalents to make the required payments pursuant to the CVR Agreement.” In addition, we note that this is not an all-cash offer and therefore does not fit the fact pattern described in Instruction 2 to Item 10 of Schedule TO. Although you note on page 8 of the Offer to Purchase that Purchaser was “organized solely in connection with the Merger Agreement and this Offer” and “does not have any relevant historical information,” as you are aware, there are other offerors on the Schedule TO. Please revise or advise.

Response: In response to the Staff’s comments, Parent and Purchaser have revised the Revised Tender Offer Materials and provide the following explanations.

Parent and Purchaser state that they “do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer” because the CVR payments are self-funding (representing 80% of net proceeds received in the case of a disposition CVR payment and 50% of net savings realized in the case of a further savings CVR payment). Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials to include the following language (see page 48 of the Revised Offer to Purchase):

“Payments of CVR Proceeds, if any, will be self-funded from the Net Proceeds from the applicable Disposition of CVR Products, if any, and net savings versus the Closing Net Cash that are realized between the Closing Date and the end of the Disposition Period, if any.” (emphasis added)

Parent and Purchaser have removed the statement that “Parent’s and Guarantor’s financial condition could deteriorate such that they would not have the necessary cash or cash equivalents to make the required payments pursuant to the CVR Agreement.”

Parent and Purchaser respectfully submit that the Offer is an all-cash offer and Instruction 2 to Item 10 of Schedule TO is applicable. The Cash Amount ($184.5 million, or $4.05 per share) is being paid in cash and the CVR payments, if any, will be self-funded as described above.

Conditions of the Offer, page 47

13.
Refer to the following statement made in the first paragraph after the bullet points on page 48 of the Offer to Purchase: “The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.” Please revise this section to describe all Offer conditions.

Response:  In response to the Staff’s comment, Parent and Purchaser have revised the disclosure in the Revised Tender Offer Materials as follows to clarify that all Offer conditions are described (see page 49 of the Revised Offer to Purchase):

“The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer and are described herein.” (emphasis added)

* * * * *

If you have any further questions or comments, or if you require any additional information, please contact Robert Phillips of Gibson, Dunn & Crutcher LLP, by telephone at (415) 393-8239. Thank you for your assistance.

Very truly yours,

Robert W. Phillips

By:	/s/ Robert W. Phillips
Robert W. Phillips

Via E-mail:
cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP James Moloney, Gibson, Dunn & Crutcher LLP Kevin Tang, Concentra Biosciences, LLC Michael Hearne, Concentra Biosciences, LLC